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SEC FILE NUMBER
8-69241

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DV Financial Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

22 East Jackson Street
(No. and Street)

Phoenix	Arizona	85004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James D. Howard, Jr.	(602) 759-5300	jhoward@dv-fs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CohnReznick, LLP
(Name – if individual, state last, first, and middle name)

7501 Wisconsin Ave. Ste 400E	Bethesda	Maryland	20814
(Address)	(City)	(State)	(Zip Code)

October 14, 2003	596
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, James D. Howard, Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DV Financial Services, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Diane M McCullough
Notary Public - Arizona
Maricopa County
Commission # 577113
My Comm. Exp. February 5th, 2024

Signature: [signature]

Title:
Chief Executive Officer/Chief Compliance Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm

To the Member and Managers
of DV Financial Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of DV Financial Services, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of DV Financial Services, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of DV Financial Services, LLC's management. Our responsibility is to express an opinion on DV Financial Services, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to DV Financial Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CohnReznick LLP

We have served as DV Financial Services, LLC's auditor since 2014.

Bethesda, Maryland
February 24, 2022

DV Financial Services, LLC
(a wholly owned subsidiary of Valley National Bancorp)

Statement of Financial Condition
December 31, 2021

Assets

Cash	$ 52,853
Prepaid and other expenses	2,971
Goodwill	19,573
Total Assets	$ 75,397

Liabilities & Member's Equity

Liabilities	
Accounts payable	$ 31,000
Total Liabilities	31,000
Member's Equity	
Capital contributions	516,176
Accumulated deficit	(471,779)
Total Member's Equity	44,397
Total Liabilities & Member's Equity	$ 75,397

See Notes to Statement of Financial Condition

Note 1 – Organization and Summary of Significant Accounting Policies

DV Financial Services, LLC (the "Company") was formed on December 20, 2012 under the laws of the State of Delaware. The Company was approved on March 18, 2014 as a registered broker-dealer with the Securities and Exchange Commission ("SEC") under SEC Rule 15(b)(11) and Financial Industry Regulatory Authority ("FINRA"). On November 12, 2021, 100% of the Membership interests of the Company were purchased by Valley National Bancorp (the "current Parent") from its former owner, Dudley Ventures, L.L.C. (the "former Parent"). As a result of the change in control, the Company applied the option of "pushdown" accounting, which established a new basis of accounting as of the date of acquisition. The current Parent has the intent and ability to provide the necessary financial support to the Company to sustain operations and maintain regulatory net capital compliance under SEC Rule 15c3-1 through February 24, 2023.

The Company files an Exemption Report pursuant to the provisions of footnote 74 of SEC Release 34-70073 as it does not hold customer funds or securities or carry accounts for customers and its business is limited to private placements. As a result, the Company is not obligated to maintain certain reserve requirements and possession and control requirements under Rule 15c3-3 of the SEC.

The Company's planned principal operations are to privately place debt, including municipal debt, and equity securities. The Company is currently implementing marketing strategies to accomplish such placements. The current Parent has committed to provide the necessary financial support for the Company until placements are made to generate sufficient revenues to fund its operations.

Basis of Accounting
The financial statements of the Company are prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America.

Goodwill
Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired and is not amortized. The initial recording of goodwill requires subjective judgment concerning estimates of

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Goodwill (continued)

the fair value of the acquired assets and assumed liabilities. Goodwill is subject to annual tests for impairment or more often, if events or circumstances indicate it may be impaired. The Company reviews goodwill for impairment annually or more frequently if a triggering event may have occurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Accordingly, actual results could differ from those estimates.

Note 2 – Net Capital Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2021, the Company had net capital of $21,853, which exceeded required net capital of $5,000 by $16,853. The Company's ratio of aggregate indebtedness to net capital was 1.42 to 1 at December 31, 2021, which was less than the maximum ratio of 15 to 1 required.

Note 3 – Contingency

In early 2020, an outbreak of a novel strain of coronavirus (COVID-19) emerged globally. As a result, events have occurred including mandates from federal, state and local authorities leading to an overall decline in economic activity which could result in material adverse effects to the Company's financial position, results of operations and cash flows. As of December 31, 2021, the global pandemic is still ongoing. Management continues to monitor the results of operations to evaluate the economic

Note 3 – Contingency (continued)

impact of the pandemic on the Company.

Note 4 – Business Combination

On November 12, 2021, 100% of the membership interests of the Company were acquired by Valley National Bancorp from Dudley Ventures, L.L.C. for cash consideration of $65,000. The acquisition of membership interests effectuated a business combination that required a valuation of the acquired assets and liabilities to fair value as of November 12, 2021 to reflect the purchase price paid in the acquisition. Valley National Bancorp's cost in acquiring the membership interests of the Company has been pushed down by recording the fair value of the acquired assets and liabilities on the Company's financial statements. Accordingly, the results of operations subsequent to the acquisition reflect a new basis of accounting from the date of acquisition. Therefore, the operating results for the period from November 13, 2021 through December 31, 2021 reflect a new, post-acquisition basis of the assets and liabilities. The assets acquired and liabilities assumed based upon estimated fair values are as follows:

Cash	$ 58,528
Prepaid expenses	2,084
Goodwill	19,573
Accounts payable assumed	(15,185)
Total	$ 65,000

Note 5 – Subsequent Events

Events that occur after the statement of financial condition date but before the financial statement is available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions existing at the statement of financial condition date are recognized in the accompanying financial statement. Subsequent events which provide evidence about conditions that existed after the statement of financial condition date require disclosure in the accompanying notes. Management evaluated the activity of the Company through February 24, 2022 (the date the financial statement was available to be issued) and concluded that no subsequent events needed to be recognized or disclosed in the accompanying financial statement.